Moody's Corporation

Exhibit 4a

Global Legal Structure as of December 31, 2015



Moody's Corporation (Delaware)
Moody's Analytics, Inc. (Delaware)
The Moody's Foundation (New York)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research, Inc (Delaware)
Moody's Risk Services Corp. (Delaware)
Moody's Advisors Inc. (Delaware)
Moody's Investors Service Inc. (Delaware)
Moody's Credit Assessment Holdings, LLC (Delaware)
Moody's CreditAssessment Inc. (Delaware)
Moody's Israel Holdings Inc. (BVI)
51%
Midroog Ltd. (Israel)
Moody's Analytics Global Education (Canada) Inc. (Canada)
CSI Global Education US, Inc. (Delaware)
Foundation for Fiduciary Studies, Inc. (Delaware)
Moody's de Mexico SA de CV (Mexico)
Moody's (UK) Limited (UK)
Moody's International LLC (Delaware)
Moody's Canada Inc. (Canada)
Moody's America Latina Ltda. (Brazil)
Moody's Analytics do Brazil Ltda. (Brazil)
Moody's Analytics Canada Inc. (Canada)
Administracion de Calificadoras (Mexico)
Moody's Analytics International Licensing Gmbh (Switzerland)
Moody's Investors Service España SA (Spain)
Moody's Asia Pacific Ltd. (Hong Kong)
Moody's Group Japan GK (Japan)
Moody's Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody's Shared Services India Private Limited (India)
Moody's Group (Holdings) Limited (UK)
Moody's Latin America Holding Corp. (BVI)
Moody's International (UK) Limited (UK)
Moody's Latin America Agente de Calificacion de Riesgo SA (Argentina)
Moody's Equilibrium I (BVI) Holding Corporation (BVI)
Moody's Equilibrium II (BVI) Holding Corporation (BVI)
99.99%
Equilibrium Calificadora de Riesgo S.A. (Republica de Panama)
Equilibrium Clasificadora de Riesgo S.A. (Peru)
Moody's Holdings LLC (Delaware)
Moody's Group Finance Ltd. (UK)
Moody's Group Cyprus Ltd. (Cyprus)
1.84%
ChinaScope Ltd. (Hong Kong)
ChinaScope Financial (Shanghai) Co. Ltd. (China)
Moody's (Japan) K.K. (Japan)
Moody's SF Japan KK (Japan)
Moody's Analytics Japan KK (Japan)
MIS Quality Management Corp. (Delaware)
Moody's Assureco Inc. (Delaware)
Moody's Assurance Company, Inc. (New York)
MIS Asset Holdings Inc. (Delaware)
Exevo Inc. (Delaware)
99.9%
Exevo India Private Ltd. (India)
Moody's Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
Moody's Finance Company Limited (UK)
Moody's Finance Company Ireland (Ireland)
Moody's Group Cyprus Ltd. Luxembourg Branch (Luxembourg)
3.7%
European DataWarehouse Gmbh (Germany)
90%
Moody's Analytics Czech Republic s.r.o. (Czech Rep)
Moody's Holdings (BVI) Ltd. (BVI)
40%
Middle East Rating and Investors Service S.A.E. (Egypt)
Moody's Investors Service (BVI) Ltd. (BVI)
Moody's Eastern Europe LLC (Russia)
Moody's Investors Service Cyprus Ltd. (Cyprus)
51%
Moody's Interfax Rating Agency Ltd. (Russia)
Moody's Analytics (DIFC) Limited (UAE)
Moody's Group UK Ltd. (UK)
99.9%
Copal Research India Private Ltd. (India)
Moody's South Africa (BVI) Ltd. (BVI)
Moody's Investors Service South Africa (Pty) Limited (South Africa)
Moody's Company Hong Kong Ltd. (Hong Kong)
Moody's China (BVI) Ltd. (BVI)
49%
China Cheng Xin International Credit Rating Co., Ltd. (China)
Moody's Investors Service Hong Kong Ltd. (Hong Kong)
Moody's Analytics Hong Kong Ltd. (Hong Kong)
Moody's Investors Service (Beijing), Ltd. (China)
Moody's Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody's Singapore Pte Ltd (Singapore)
Moody's Investors Service (Korea) Inc. (Korea)
Moody's Information Consulting (Shenzhen) Co. Ltd (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Shanghai Branch (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
98%
Moody's Analytics (Thailand), Co., Ltd. (Thailand)
Moody's Group France SAS (France)
99.9%
Moody's Canada LP (Canada)
Moody's Analytics Holdings (UK) Ltd. (UK)
Moody's Italia S.r.l. (Italy)
Moody's Shared Services UK Ltd. (UK)
Moody's Analytics Ireland Ltd. (Ireland)
Moody's Holdings Ltd. (UK)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody's Investors Service India Private Ltd. (India)
Moody's Credit Assessment India Private Limited (India)
Moody's Analytics Korea Co., Ltd. (Korea)
Moody's Investors Service Singapore Pte Ltd. (Singapore)
Moody's Group Australia Pty Ltd. (Australia)
Moody's Analytics Singapore Pte Ltd. (Singapore)
50.0001%
Korea Investors Service, Inc. (Korea)
52.5%
KIS Pricing, Inc. (Korea)
67.05%
Moody's Mauritius Holdings Ltd. (Mauritius)
Moody's Investment Co. India Pvt. Ltd (India)
28.509%
ICRA Limited (India)
Moody's Indonesia (BVI) Ltd. (BVI)
99%
PT Moody's Indonesia (Indonesia)
Fermat International SA (Belgium)
Moody's France SAS (France)
Fermat Finance SPRL (Belgium)
Moody's Analytics SAS (France)
Fermat GmbH (Germany)
Moody's Analytics Technical Services (Hong Kong) Ltd. (Hong Kong)
Moody's Analytics Technical Services (UK) Ltd. (UK)
Moody's Group Deutschland GmbH (Germany)
98.83%
Moody's Deutschland GmbH (Germany)
Moody's Analytics Deutschland GmbH (Germany)
Copal Partners Ltd. (Jersey)
Moody's Analytics UK Ltd. (UK)
Lewtan Technologies, Ltd. (UK)
5%
Credit Data Research Limited (UK)
Moody's Investors Service Ltd. (UK)
MIS Limited Czech Branch (Czech Republic)
MIS Limited Russian Branch (Russia)
MIS Limited Poland Branch (Poland)
Moody's Investors Service Nordic Filial (Sweden)
Moody's EMEA Holdings Limited (UK)
Moody's Investors Service EMEA Limited (UK)
MIS EMEA Limited Czech Branch (Czech Republic)
Moody's Investors Service Middle East Limited (UAE)
Moody's Investors Service Pty Limited (Australia)
Moody's Analytics Australia Pty. Ltd. (Australia)
Lewtan Australia Pty. Ltd. (Australia)
Amba Investment Services Ltd. (BVI)
Amba Holdings Inc. (Mauritius)
98%
Amba Research (India) Pvt. Ltd. (India)
Amba Research USA Inc. (Delaware)
Amba Research Lanka (Private) Ltd. (Sri Lanka)
Amba Research UK Ltd. (UK)
Amba Research Singapore Pte. Ltd. (Singapore)
Amba Research Hongkong Limited (Hong Kong)
90%
Amba Research Costa Rica Sociedad Anonima (Costa Rica)
Copal Partners (UK) Ltd. (UK)
Copal Partners (US) Inc. (Delaware)
37.84%
EthosData Holdings Ltd. (Cyprus)
EthosData Ltd. (UK)
10%
Copal Partners Middle East LLC (UAE)
Copal Business Consulting (Beijing) Co., Limited (China)
Copal Research Ltd. (Mauritius)
Copal Market Research Ltd. (Mauritius)
Copal Partners (HK) Ltd. (Hong Kong)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
ICRA Management Consulting Services Limited (India)
66.67%
IMaCS Virtus Global Partners, Inc. (US)
Pragati Development Consulting Services Ltd. (India)
99%
PT ICRA Indonesia (Indonesia)
ICRA Online Limited (India)
ICRA Sapphire, Inc. (US)
ICRA Techno Analytics Limited (India)
ICRA Global Capital, Inc. (US)
BPA Technologies, Inc. (US)
BPA Technologies Pvt. Ltd. (India)

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

<u>Exhibit 4b</u>

Organizational Chart as of February 1, 2016


President and Chief Executive Officer Moody's Corporation
Chief Risk Officer for MCO and MD Credit Strategy and Standards
President and Chief Operating Officer MIS
EVP & Chief Financial Officer
EVP & General Counsel *
MD MIS Business Planning
MD Methodology Review Group
MD Methodology Development Group
MD Rating Model Group
MD Ratings & Process Oversight
MD Credit Strategy & Research Group
MD Chief Credit Officer Americas
MD Chief Credit Officer EMEA
MD Chief Credit Officer Asia Pac
Chief Credit Officer Financial Institutions
Chief Credit Officer Corporate Finance
Chief Credit Officer Public Sector Ratings
Chief Credit Officer Structured Finance
MD Process Oversight
MD Ratings & Research Support
MD Ratings & Research Support - Americas
MD Ratings & Research Support - EMEA
MD Ratings & Research Support - Asia Pac
MD Global Ratings & Research
MD Global Financial Institutions
MD MIS Research
MD Global Corporate Finance
MD Global Sovereign Risk
MD Global Public, Project & Infrastructure Finance
MD Global Structured Finance
MD Global Commercial Group
MD Strategic Marketing & Value Proposition
MD Global Head Relationship Management
SVP Global Product Management
SVP Global Strategic Initiatives
MD Geographic Mgmt
MD Regional Head Latam
MD Regional Head EMEA
MD Regional Head Asia Pac
MD Global Operations, Data & Controls
MD Business Data Solutions
MD Global IT Alignment
MD Rating Transaction Services
SVP Project Mgmt Office
SVP Data Governance
Chief Information Officer
MD Global Communications
MD Treasurer
SVP Corporate Controller
SVP General Auditor
SVP Corporate Services
SVP MCO Planning & Treasury
VP Head of Investor Relations
Chief Regulatory & Compliance Officer MCO
MD MCO Global Government & Public Affairs
Deputy Chief Compliance Officer / MD MCO Global Compliance
DCO MIS Compliance - US/Americas
DCO MIS Compliance - EMEA
DCO MIS Compliance - Asia Pac
SVP MCO Investigations
MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
SVP: Senior Vice President
VP: Vice President
DCO: Designated Compliance Officer
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
MIS: Moody's Investors Service
MSS: Moody's Shared Services
Note: Although not depicted in this chart, Legal department also reports to EVP & General Counsel.